Exhibit 99.2

QUIPT ADDS 15,000 ACTIVE PATIENTS WITH CLOSING OF STRATEGIC ACQUISITION WITHIN A METRO HUB OF MISSOURI

$5.5 MILLION IN ANNUALIZED REVENUES, 20% ADJUSTED EBITDA MARGIN POST INTEGRATION EXPECTED, 1,500 UNIQUE REFERRING PHYSICIANS ADDED

Cincinnati, Ohio – August 23, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has recently acquired a business with operations in Missouri, reporting unaudited trailing 12-month annual revenues of approximately $5.5 million, and Adjusted EBITDA (defined below) of $1.1 million expected, post integration. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition adds three locations, 15,000 active patients, 1,500 unique referring physicians, important insurance contracts and decades of operating experience, with an over 40-year operating track record in the markets served. The acquisition provides Quipt the ability to quickly expand on the recently acquired business in Missouri and gives meaningful exposure to a major U.S. city. The business has a diverse payor mix and traditional durable medical equipment product mix.

The Company is pleased to share the following updated metrics for the Company on a consolidated basis taking into consideration the three businesses recently acquired (including the acquisition disclosed herein):

•     145,000 current active patients;

•     18,500 referring physicians; and

•     60 locations across 15 U.S. States.

Under the terms of the definitive purchase agreement, Quipt acquired the business for approximately $2.25 million in cash. It is expected that the acquisition will increase Quipt’s annual revenues by approximately $5.5 million and, post integration, increase Quipt’s Adjusted EBITDA (as defined below) by $1.1 million.

Management Commentary

“We continue to focus on strategic acquisitions that help to build our footprint across the United States. The addition of 15,000 patients and 1,500 referring physicians significantly strengthens our overall interconnected healthcare network and the fast-paced expansion in Missouri will serve as a foundation for other new states, where we can grow through economical bolt-on acquisitions that provide us important insurance contracts,” said Greg Crawford, Chairman and CEO of Quipt. “Our continued dedication to superior patient care is helping us build market share across our geographies and we are excited to continue filling in the map. As we look at the last 90 days, not only have we accomplished a major milestone of listing on NASDAQ, but we have also completed four acquisitions with combined revenue of over $11 million, expanding us into four new states.

Chief Financial Officer, Hardik Mehta added, “We are able to add a metro hub to our operating footprint and $5.5 million in revenue providing us additional meaningful infrastructure in Missouri. As we continue to work through our acquisition pipeline, we are enthused to have the opportunity to penetrate existing and new states building scale both organically and through strategic bolt-on opportunities. While we accelerate our pace on acquisitions, I want to reiterate that we will continue our disciplined approach that has been very successful in growing shareholder value.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

There can be no assurance that any future acquisitions will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: post integration financials results of Quipt; Quipt growing through economical bolt-on acquisitions that provide important insurance contracts; the Company’s acquisition approach; the Company accelerating its pace on acquisitions; and the amount the Company expects its annual revenues and Adjusted EBITDA will increase as a result of the acquisitions of the combined entities; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com